SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORM 12b-25




                    Notification of Late Filing of Form 10-K

                    For the period ended: September 28, 1998



                              HOME FEDERAL BANCORP
             (Exact name of registrant as specified in its charter)



               United States                                35-1807839
       (State or other jurisdiction)                     (I.R.S. Employer
     of incorporation or organization)                  Identification No.)



     222 West Second Street, Seymour, Indiana                  47274
     (Address of Principal Executive Offices)               (Zip Code)



        Registrants telephone number including area code: (812) 522-1592
                                                          --------------


Part II -- Rules 12b-25 (b) and (c)
-----------------------------------
(X)      (a)  The reasons described in reasonable detail in Part III could not eliminated without unreasonable effort or expense.


Part III --- Narrative
----------------------
     State below in reasonable detail the reasons why Form 10-K could not be filed within the proscribed period.


     The registrant did not have all the data prepared in a form acceptable to the Edgar system causing the registrant to be unable to file its Form 10-K in a timely manner.

Part IV -- Other Information
----------------------------

(1) Name and telephone number of person to contact in regard to this notification.


     Melissa Arnold                    (812)  523 - 7389
     --------------                    -----------------
        (Name)                         (Telephone number)



(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, identify report(s).

                                                  (X)  Yes      ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresonding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?


                                                  ( )  Yes       (X) No


Home Federal Bancorp has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 28, 1998               By:/s/ Melissa Arnold
-------------------------               --------------------------
                                        Melissa Arnold,
                                        Vice President,Controller